FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of July 29, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



   VANNESSA RECEIVES FINAL ENVIRONMENTAL APPROVAL AND COMMENCES FULL-SCALE
                         DIAMOND AND GOLD PRODUCTION

                                 July 29, 2002

Vancouver - Vannessa Ventures Ltd. announced today that it has received final environmental approval for its 60% owned Maple Creek alluvial diamond mine. Completion of settling ponds was the last step prior to commercial production.

As a result, commercial production at the mine has begun, starting at 1000 m3 per day and building up to the expected full-scale production of 3 - 4000 m3 per day over the next 2-3 months.

Looking forward, we see Maple Creek making a strong contribution to the company's earnings and cashflow. Stakeholders associated with the company will benefit, including national and local government, shareholders, employees and suppliers.

Maple Creek is the only commercial alluvial diamond mine in Guyana and is expected to produce between 35 - 45,000 carats annually over its estimated 10 year life. 5,000 ounces of gold are expected to be recovered annually as a byproduct.

Maple Creek is located in southwestern Guyana, in the heart of the historic Potaro diamond and gold fields. The largest quality stone ever recovered in Guyana weighted 56.75 carats and was recovered in the valley which is currently being worked by Vannessa.

Prior to commercial production, bulk samplings recovered 2,347 carats which were sold at an average price of CDN $206 per carat.

Vannessa Venture Ltd.'s shares are traded under the ticker symbol VVV on the Toronto Venture Exchange, VNVNF on the OTC Bulletin Board and VVT-WKN 914781 on the Berlin Stock Exchange.

Vannessa Ventures is an international gold and diamond mining and exploration company with extensive holdings in Latin America, including properties in Costa Rica, Venezuela and Guyana. The company has one operating mine in Guyana and properties in various stages in other Latin American countries including Costa Rica and Venezuela.

"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: NUNC PRO TUNC                       July 29, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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